

vocecapital

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CONMED Corporation

August 2014



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"ConMed's strategy, execution and performance culture must change."

– Chairman Mark Tryniski and Interim CEO Curt Hartman, August 11, 2014



Table of Contents



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Summary



About Voce



- **Voce Capital Management is an employee-owned investment manager**
  - Voce pursues a value-driven, governance-focused investment strategy
  - Institutional investor base comprised of leading foundations, institutions and family offices
  - Voce and its nominees are owners of 168,638 shares, representing 0.62% of ConMed

- **Voce's principals have extensive experience in corporate governance, capital markets and shareholder value creation**
  - J. Daniel Plants is the founder of Voce and one of Voce's nominees
  - Prior experience of Voce principals: Goldman Sachs, JPMorgan, TPG, Moelis, Sullivan & Cromwell and Wachtell Lipton

- **Voce selectively uses activism to create value for all shareholders**
  - Majority of investments are passive or involve cooperative partnerships with management
  - Voce's interests are aligned with all shareholders and we strive to make our intentions fully transparent

- **Voce has been a successful change agent in four other instances where the Board was an obstacle to realizing shareholder value**

   

  - Average public shareholder return in completed situations: 60% (85% IRR)



James W. Green





James W. Green

Experience: Mr. Green has been President, CEO and director of Analogic Corporation, a publicly traded company that designs, manufactures and sells advanced surgical guidance, medical imaging and security systems, since 2007.

From 2005 to 2007, Mr. Green was Regional Vice President, California Division, of Quest Diagnostics Incorporated.

From 2001 to 2005, Mr. Green served as Senior Vice President & General Manager of Computed Tomography for Philips Medical Systems. Prior to Philips, Mr. Green was Senior Vice President, Product Development at Marconi Medical, which was acquired by Philips in 2001.

Directorships: Analogic Corporation (Nasdaq: ALOG), since 2007

Massachusetts High Tech Council

Key skills: Current medtech public company CEO

Medical device product development and operational expertise

> *"ConMed appears to struggle driving growth through successfully commercializing new products. I agreed to serve as a Nominee because I believe my experience leading several technology-driven medical device businesses will be valuable as ConMed seeks to stabilize and improve overall operations." – Jim Green*

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Joshua H. Levine





Joshua H. Levine

Experience: Mr. Levine has served as the President, CEO and a director of Accuray Incorporated, a publicly traded radiation oncology company that develops, manufactures and sells personalized treatment solutions, since 2012.

Prior to Accuray, Mr. Levine served as the President, CEO, and a director of Immucor Corporation, a publicly traded diagnostics manufacturer that was acquired by TPG Capital for $2.0 billion in August 2011.

From 2004-2009 Mr. Levine served as the President, CEO, and a director with Mentor Corporation, a publicly traded medical device/surgical implant manufacturer that was acquired by Johnson & Johnson in 2009 for $1.2 billion.

Directorships: Accuray Incorporated (Nasdaq: ARAY) since 2012

Immucor, Inc. (Nasdaq: BLUD) (past)

Mentor Corporation (NYSE: MNT) (past)

Key skills: Current medtech public company CEO

Medical device sales and marketing expertise

History of unlocking strategic value

"Turning around a diverse business in competitive market segments is complex, hard work that takes the right blend of skills from both a management and a governance perspective. I agreed to serve as a Nominee because I believe both my experience as a commercially focused CEO of a publicly traded medical device company as well as the governance background developed from having served on three public company boards can help drive shareholder value at ConMed." – Josh Levine

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J. Daniel Plants





J. Daniel Plants

Experience: Mr. Plants is the founder and Managing Partner of Voce Capital Management. Prior to Voce, he held a number of leadership positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan and as a corporate attorney with Sullivan & Cromwell.

Previous Activist Successes:

   

Directorships: Volunteers of America – Greater New York (past)

Bay Area Urban Debate League (past)
- *Co-founder*
- *Vice Chairman*

Key skills: Strategic review and analysis

Corporate governance

Capital markets

> *"While parts of our investment thesis have been validated through the Board's enactment of some of the changes we sought, ConMed investors harbor ongoing concerns. Shareholders can trust that as a director I will insist upon the same exacting standards of corporate governance we always demand. My experience as a senior strategic advisor should also be of value in assessing ConMed's strategic positioning and choices going forward."*
> *– Dan Plants*

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ConMed background and performance



ConMed Snapshot



A History of Underperformance

- **Strategically attractive medical consumables/device supplier primarily to the orthopedic market**
  - 75% - 80% of sales are disposables
  - 50% of sales are for minimally invasive surgeries
  - Strategically attractive

2013 Revenue ($763 million)



- 54% ■ Orthopedic Surgery
- 37% ■ General Surgery
- 9% ■ Surgical Visualization

- **"The Lost Decade"**
  - Declining revenue growth; declining margins
  - Repeated missteps and missed opportunities with new products
  - Operating income is lower **in absolute terms** than it was 10 years ago even though revenue is up >50%

- **Too operationally complex**
  - 6 businesses; 5 separate US sales forces
  - 2 have negative/negligible operating margins
  - 24 acquisitions, no divestitures; mixed results

Financial Snapshot

(in millions, except for per share and valuation data)

Capitalization (as of):	8/19/2014
Share Price	$37.61
Shares Outstanding	27.3
Market Value	**$1,026.8**
Plus Debt	$246.0
Less Cash and Investments	($60.4)
Enterprise Value	**$1,212.4**

Income Statement	2013A	2014E
Revenue	$762.7	$743.9
Adj. EBITDA	$131.4	$132.5
Adj. Operating Profit	$84.5	$84.3
Adj. Net Income	$50.8	$51.6

Valuation:	2013A	2014E
TEV / Revenue	1.59x	1.63x
TEV / Adj. EBITDA	9.2x	9.2x
P / Adj. EPS	20.2x	19.9x

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Stock price underperformance





Period	CNMD	Large-Cap Orthopedics [1]	CNMD Peer Group (2013) [2]	CNMD Peer Group (2014) [3]	Russell 2000
1 year	17.6%	22.1%	19.8%	21.0%	12.4%
2 year	47.0%	63.3%	49.2%	49.2%	49.2%
3 year	74.2%	94.3%	87.8%	65.4%	74.9%
5 year	120.3%	126.0%	121.3%	115.3%	120.8%
10 year	64.0%	93.9%	161.5%	144.6%	142.5%

1. Includes: SYK, ZMH, SNN
2. Includes peer group from 2013 proxy statement
3. Includes peer group from 2014 proxy statement; 2014 proxy statement conveniently includes 9 new companies selected after Voce disclosed its intention to run a proxy contest

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11



A fluid peer group



YEAR PROXY FILED							
2007	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
Arrow	American Medical	American Medical	American Medical	American Medical	Greatbatch	Cooper Companies	Accuray
Arthrocare	Arthrocare	Arthrocare	Greatbatch	Greatbatch	Haemonetics	Greatbatch	Align Technology
Biomet	CR Bard	CR Bard	Haemonetics	Haemonetics	IDEXX Laboratories	Haemonetics	Analogic
CardioDynamics	Datascope Corp.	Haemonetics	IDEXX Laboratories	IDEXX Laboratories	Integra Life Sciences	IDEXX Laboratories	Cooper Companies
CR Bard	Integra Life Sciences	Integra Life Sciences	Integra Life Sciences	Integra Life Sciences	Masimo	Integra Life Sciences	Greatbatch
DJ Orthopedics	Orthofix International	Mentor Corp	Masimo	Masimo	Orthofix	Masimo	Haemonetics
Teleflex	Wright Medical Group	Orthofix International	Orthofix	Orthofix	Resmed	Orthofix	Hill-Rom
	~~Arrow~~	Wright Medical Group	Resmed	Resmed	Sirona Dental Systems	Resmed	IDEXX Laboratories
	~~Biomet~~	~~Arrow~~	Sirona Dental Systems	Sirona Dental Systems	Steris	Sirona Dental Systems	Integra Life Sciences
	~~CardioDynamics~~	~~Biomet~~	Steris	Steris	Wright Medical Group	Steris	Invacare
	~~DJ Orthopedics~~	~~CardioDynamics~~	Wright Medical Group	Wright Medical Group	~~American Medical~~	West Pharmaceuticals	Masimo
		~~Datascope Corp.~~	~~Arrow~~	~~Arrow~~	~~Arrow~~	Wright Medical Group	Nuvasive
		~~DJ Orthopedics~~	~~Biomet~~	~~Biomet~~	~~Biomet~~	~~American Medical~~	Orthofix
			~~CardioDynamics~~	~~CardioDynamics~~	~~CardioDynamics~~	~~Arrow~~	Resmed
			~~Datascope Corp.~~	~~Datascope Corp.~~	~~Datascope Corp.~~	~~Biomet~~	Sirona Dental
			~~DJ Orthopedics~~	~~DJ Orthopedics~~	~~DJ Orthopedics~~	~~CardioDynamics~~	Steris
			~~Mentor Corp~~	~~Mentor Corp~~	~~Mentor Corp~~	~~Datascope Corp.~~	Teleflex
						~~DJ Orthopedics~~	Thoratec
						~~Gen Probe~~	West Pharmaceuticals
						~~Mentor Corp~~	Wright Medical Group
						~~Zoll Medical~~	~~American Medical~~
							~~Arrow~~
							~~Arthrocare~~
							~~Biomet~~
							~~CardioDynamics~~
							~~Datascope Corp.~~
							~~DJ Orthopedics~~
							~~Gen Probe~~
							~~Mentor Corp~~
							~~Zoll Medical~~

~~Strikethrough~~ = Prior member CNMD proxy peer group that has been acquired

Red = Added after Voce disclosed its intention to run a proxy contest

Significant acquisition activity and ConMed's convenient 2014 peer selection distort ConMed's relative performance comparison



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What's changed … *and what hasn't*







Reactive and not proactive

= Responses to Voce pressure
2/19/14: Voce files preliminary proxy statement
2/27/14: Voce publishes letter disagreeing with Board's recent actions and expressing concerns about Mr. Hartman's motivation to become CEO
3/14/14: ConMed postpones annual meeting
5/23/14: Voce sends private letter to Board expressing concerns about strategic review process
2/28/14: ConMed schedules annual meeting
2/11/14: Voce issues press release indicating intent to nominate slate of four directors at annual shareholder's meeting
7/24/13: Large institutional shareholder asks on earnings call if strategic sale would be in the best interest of shareholders
12/30/13: Coppersmith makes first purchase of ConMed stock
7/30/13: ConMed adds Mr. Concannon and Mr. Kuyper
11/04/13: Voce sends first public letter to ConMed Board
3/24/14: Voce privately expresses concerns about manipulation of shareholder electoral mechanics
6/02/14: ConMed schedules annual meeting for 9/10/14
2/25/14: ConMed enters into standstill agreement with Coppersmith and appoints Mr. Lande and Mr. Hartman to Board
7/23/14: ConMed names Mr. Hartman interim CEO and discloses failed strategic review process
$50.00
$48.00
$46.00
$44.00
$42.00
$40.00
$38.00
$36.00
$34.00
$32.00
$30.00
Jul-13
Aug-13
Oct-13
Nov-13
Jan-14
Mar-14
Apr-14
Jun-14
Aug-14

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Meet the New Plan … *Same as the Old Plan*



ConMed Board's Plan (August 18, 2014)

- Enhancing the accountability and focus of our entire organization;

- Improving operating efficiency;

- Driving profitable sales growth and expanding EBITDA margins; and

- Developing innovative products that meet the needs of our global customer base.

J. Corasanti, ConMed Former CEO, 2012 Annual Report

"Our strategy . . . remains the same: continued focus on organic growth through the introduction of innovative products, coupled with complementary acquisitions, along with improved margins as a result of initiatives to reduce costs and increase operating efficiencies."

ConMed shareholders "won't get fooled again"



What's changed … *and what hasn't*



Voce concern	ConMed response	What we believe remains to be done
Governance & Management ①		
Family-run	E Corasanti retired; J. Corasanti resigned	
"Local" Board lacking real operating experience	Board reshuffling; 3 local non-operators remaining	Supplement Board with corporate governance expertise
Entrenchment	Manipulated electoral machinery *; botched sales process	
CEO's performance weak	J. Corasanti resigned	
Hartman angling to become CEO	Hartman appointed "interim" CEO; presumptive candidate for full-time CEO	Objective, fair CEO search
Operations ②		
Repeated failure to meet forecasts	6 consecutive years of missed revenue guidance 2Q14 revenue missed guidance midpoint by 2.3% 2H14 guidance reduced by 7%	Supplement Board with sales and marketing expertise
Shrinking revenue	2014 will be 2nd straight year of declining revenues	
Underinvestment in research and development	Nothing	Supplement Board with product development expertise
Failure to launch significant new products	Nothing	
Margins in long-term decline	Nothing	Supplement Board with operational expertise
Strategy ③		
Roll-up strategy inappropriate	Hartman disclosed intention to grow through acquisitions	Focus on internal growth
Operationally complex and confusing	Nothing	Supplement Board with strategic analysis and execution expertise
ConMed is a strategically attractive asset	Botched sales process	Strategic event remains likely eventual outcome

> ***The size and composition of Voce's slate have evolved to reflect the changes at ConMed and the Company's developing needs and issues***

* The annual meeting was delayed from May 22 to September 10, forcing a truncated solicitation period at the end of August. In addition, the record date was set for one day prior to ConMed's 2Q14 earnings call, disenfranchising shareholders who purchased stock in the aftermath of a 20+% stock drop.

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Looking Forward

1 Governance and management

2 Operations

3 Strategy

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Many legacy board members remain



| Director | Eugene Corasanti Reign | | Joseph Corasanti Reign | | | | Hartman Reign |
	Through 2006		Prior to 2013	Pre-Voce November Letter	Coppersmith Settlement	"Strategic Alternatives Process"	July 2014 - ??
Charles M. Farkas							██
Jerome J. Lande					████	████	████
Curt R. Hartman					████	████	████
Brian Concannon				████	████	████	████
Dirk M. Kuyper				████	████	████	████
Mark E. Tryniski			████	████	████	████	████
Jo Ann Golden	████ *11 years*						
Stephen M. Mandia	████ *12 years*						

ConMed's legacy directors still wield enormous power, holding two of the Board's four leadership positions, including the Chairmanship

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18



1 The CEO process must be full and fair

ConMed

- **It wasn't a foregone conclusion that an interim CEO was required or that Mr. Hartman was the appropriate choice for the role, in our view**
- **Mr. Hartman is the presumptive nominee**
  - Mr. Hartman has been angling for the CEO job since before his appointment to the Board
  - Mr. Lande, his associate, is on the CEO search committee
  - Mr. Hartman has already taken several steps that indicate his intentions to become full-time CEO
  - The presumptive status of Mr. Hartman will discourage other qualified candidates from applying, in our view
- **We have substantive concerns about Mr. Hartman**
  - His experience may not be well matched with the Company's needs
    - Experience: finance and accounting
    - ConMed's needs: sales and marketing, product development and operations
  - Desire to grow through acquisitions presents operational and financial risks

> *"The Board is confident that Curt's leadership will help continue to position the company for future growth, profitability and improved execution." – M. Tryniski, August 11, 2014*

> *Mr. Hartman has "[s]enior executive experience mostly as a financial officer, with CEO operating experience limited to eight months as interim CEO, no public company board service." – ConMed's advisor Joele Frank during Alere proxy contest, July 29, 2013*

> *"[S]trategic M&A is part of how this industry was built…we're going to find some strategic options here to continue to move the company forward." – C. Hartman, July 23, 2014*

Mr. Hartman should have a fair hearing along with all other qualified candidates – conducted by an objective search committee





② ConMed continually misses forecasts

ConMed has missed its own revenue guidance for six straight years

850
830
810
790
770
750
730
710
690
670
650
($mm)
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2008 2009 2010 2011 2012 2013 2014
Quarter that guidance is given
2014
2013
2012
2011
2010
2009

- Bars indicate revenue guidance range for indicated year, X's indicate actual revenue





2 Sales force efficiency has plummeted

Total domestic revenue / average sales rep
($000's)
$1,100
$1,000
$900
$800
$700
$600
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

② Continual underinvestment





"[R&D spending] is the lowest that I can recall … I think that what we will be looking [for] when the timing is right [is] for some increased R&D spending." – J. Corasanti (4Q12 earnings call)

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② Consistent failure to launch new products



- **Example: Altrus**

  - Attractive opportunity

    - $2 billion tissue sealing market dominated by Covidien

    - ConMed is well positioned with 30-35% share in adjacent tissue cutting market

    - Some institutions owned ConMed stock because they believed Altrus was a significant opportunity

  - Recurring delays, recalls and regulatory issues

    - Initially targeted to launch late 2008; launched late 2010/early 2011

    - Received FDA warning letter for manufacturing facility in February 2014

  - Repeated commercial missteps (pricing, sales force)

  - Consistently fails to meet forecasts

    - Initial 2011, 2012 and 2013 guidance: $5-$10 million each year

      - Actual revenue: <$1 million, <$3 million, $4 million

    - Long term guidance (>$100 million) nowhere close to being achieved

- **Other examples: ECOM, Sequent**



2 Weak operating income and margins

CONMED

Operating income is lower in absolute terms over the last 10 years despite a revenue base that is 50% higher



100
90
80
70
60
50
40
30
20
10
0
($mm)
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
Adjusted Operating Income (LHS)
Adjusted Operating Margin (RHS)

24



Year	Target	Description	Price ($mm)	Revenue ($mm)	Price/ Revenue	
2012	Viking Systems, Inc.	Surgical video products, including 3D	23	11	2.1x	Avg: 3.6x
2012	MTF JV	Allograft tissue for sports medicine	147	29	5.1x	
2011	Nordic Distributor		6			
2008	Italian Distributor		22			
2004	Endoscopic Technologies, C.R. Bard	Flexible instruments that permit visualization and treatment of conditions in the digestive track	80	54	1.5x	Avg: 1.6x
2001	Assets of Imagyn Medical Technologies	Various instruments enabling minimal access surgical techniques; skin staplers for wound closure	30	18	1.7x	
1999	Powered surgical instrument business of 3M	Sold worldwide under the brand names of Maxi-Driver and Mini-Driver	40			
1997	Linvatec	Robust suite of arthroscopy products and powered instruments	370	215	1.7x	
1997	Product Line From Davol	Sigmoidoscopic and connecting tubing surgical suction instrument product line	24	25	0.7x	Avg: 0.8x
1996	Assets of New Dimensions in Medicine	Broad line of ECG electrode products, disposable electrosurgical products and various Hydrogel wound care products	32	28	1.1x	
1995	Birtcher Medical Systems	Added the argon beam coagulation technology to electrosurgical products	18	27	0.7x	

"The early acquisitions with ConMed were really our easiest acquisitions to make. We simply bought all of our competitors. . . . Acquisitions are a little tougher now." – J. Corasanti, Sept. 14, 2011

Total acquisitions: 24 (>$1B)
Total divestitures: 0

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3 Confusing and complex

CONMED

Old Segments ('05 – '12)
New Segments ('13+)
Arthroscopy
'03 – '12 Revenue Growth: 6.9%
Average Operating Margin: 14.1% *
Powered Surgical Instruments
'03 – '12 Revenue Growth: 2.3%
Average Operating Margin: 14.1% *
Electrosurgery
'03 – '12 Revenue Growth: 2.4%
Average Operating Margin: 14.1% *
Endosurgery
'03 – '12 Revenue Growth: 5.5%
Average Operating Margin: 14.1% *
Patient Care
'03 – '12 Revenue Growth: -1.0%
Average Operating Margin: -2.0%**
Gastroenterology
'05 – '12 Revenue Growth: -1.4%
Average Operating Margin: -7.0%**
Video Systems
Sports Medicine
Surgical Video Systems
Orthopedic Surgery
General Surgery

* CNMD groups these segments together when reporting operating income

** Excludes $47mm write-off in Gastroenterology in 2006 and $60mm in Patient Care in 2011

③ The Board mishandled its strategic review process

- **The Board chose to seek a sale in February 2014**

    - A sale of the company was suggested by a long term shareholder on the 2Q13 conference call

    - A sale process could have been undertaken at any time, including in the fall or winter of last year

    - The process was hindered as many potential acquirors were undertaking deals of their own

- **The process had several defects**

    - Leaks were omnipresent

    - J. Corasanti, the CEO at the time, propagated the idea that the Company was seeking acquisitions, which may have dissuaded potential buyers

- **The premature termination and announcement thereof**

    - The Board rushed to disclose, after the fact, that it had been conducting a sales process, and that it was a bust

    - Shareholders have no visibility into whether the Company received any offers or upon what metrics the Board based its decisions

    - Instead, the Board has decided to "work with management" to execute ConMed's strategic plan

> *Why should shareholders blindly trust the current Board's handling of the sales process, or any potential sales process in the future?*

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27









③ Always a bridesmaid?

CONMED

We believe ConMed could have pursued a sale many times over at least the past 7 years and remains a strategically attractive asset

Medtronic
COVIDIEN
PEAK surgical
SALIENT SURGICAL TECHNOLOGIES
KANGHUI medical
KYPHON AHEAD OF THE CURVE

zimmer
BIOMET
Abbott Spine
LANX

Johnson & Johnson
SYNTHES

stryker
ORTHOVITA Architects of the New Biomaterials Age
MAKO SURGICAL CORP.
TRAUSON

smith&nephew
ArthroCare
PLUS ORTHOPEDICS





3 Consolidation will continue

Announced Date	Buyer	Target	Premium	Enterprise Value	Equity Value	EV/Revenue LTM	EV/Revenue NTM	EV/EBITDA LTM	EV/EBITDA NTM	P/E LTM	P/E NTM
6/15/2014	Medtronic	Covidien	30%	46,878	42,322	4.5x	4.3x	16.8x	15.5x	26.4x	21.8x
4/24/2014	Zimmer Holdings	Biomet	Private	13,926	13,341	4.4x		12.8x			
2/3/2014	Smith & Nephew	ArthroCare	21%	1,515	1,422	4.0x	3.9x	17.8x	15.8x	76.7x	33.3x
10/7/2013	Biomet	Lanx	Private	147							
9/25/2013	Stryker Corporation	MAKO Surgical	103%	1,489	1,449	13.2x	10.6x				
6/12/2013	RTI Surgical	Pioneer Surgical Technology	Private	130	23						
1/17/2013	Stryker Corporation	Trauson	87%	691	749	10.0x	8.0x	22.4x	15.9x	30.0x	4.0x
9/27/2012	Medtronic	China Kanghui	34%	661	729	11.5x	9.7x	25.0x	23.4x	33.9x	29.6x
8/24/2012	Tornier	OrthoHelix Surgical Designs	Private	155	124	7.0x		70.9x			
4/24/2012	Water Street Partners	Bregg	Private	158	158						
4/3/2012	Biomet	DePuy Trauma	Private	280	280						
1/4/2012	Private Equity Consortium	Smith & Nephew Clinical Therapies	Private	506	506	2.1x					
7/7/2011	Medtronic	Salient Surgical Technologies	Private	496	496	5.0x					
7/7/2011	Medtronic	PEAK Surgical	Private	118	118	5.9x					
5/16/2011	Stryker Corporation	Orthovita	81%	308	297	3.3x	3.0x	107.4x	41.1x		
4/27/2011	Johnson & Johnson	Synthes	30%	17,241	21,431	5.2x	4.9x	12.1x	11.4x	23.2x	21.1x
3/1/2010	Baxter International	ApaTech	Private	330	240	5.5x					
9/4/2008	Zimmer	Abbott Spine	Subsidiary	360	360	3.3x					
7/26/2007	Medtronic	Kyphon	47%	3,953	3,259	8.1x	6.4x	41.0x	28.7x		55.7x
3/12/2007	Smith & Nephew	PLUS Orthopedics	Private	889	708	3.0x		14.0x			
12/18/2006	Private Equity Consortium	Biomet	20%	11,271	11,301	5.3x	4.9x	19.2x	13.6x	33.6x	24.5x
Mean			44%	4,833	4,966	6.0x	6.2x	32.7x	20.7x	37.3x	27.1x
Median			31%	506	607	5.2x	4.9x	19.2x	15.8x	31.8x	24.5x
High			103%	46,878	42,322	13.2x	10.6x	107.4x	41.1x	76.7x	55.7x
Low			17%	118	23	2.1x	3.0x	12.1x	11.4x	23.2x	4.0x

Both transactions will close in early 2015 – and each would likely remain a strong potential buyer

Stryker rumored to be pursuing Smith & Nephew

Integration challenges will eventually be resolved

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The decision for shareholders



"ConMed's <u>strategy</u>, <u>execution</u> and <u>performance culture</u> must change."
- M. Tryniski and C. Hartman, August 11, 2014

<u>Execution and Performance Culture</u>: Product Development, Operations and Sales & Marketing



Jim Green

- Medtech public company CEO

- Product development and operations expertise



Jo Ann Golden

- Retired accountant

- Duplicative experience with M. Tryniski

- 11 years on Board

And   Or   And

Josh Levine

- Medtech public company CEO

- Sales and marketing expertise



Stephen Mandia

- Former olive oil importer

- 12 years on Board



<u>Strategy</u>: Strategic Analysis / Corporate Governance



Dan Plants

- Former executive at Goldman Sachs, JP Morgan and Sullivan & Cromwell

- Initial catalyst for changes to ConMed

Or

Jerome Lande

- Lacking relevant work experience

- Had owned ConMed stock for less than 2 months at time appointed to Board



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Directors to be replaced have specific liabilities

ConMed

Two long-time directors have an average tenure of 11 years on the Board and none have relevant experience

							Qualifications		
Director	**Age**	**Years on Board**	**TSR performance vs. Russell 2000 since joining***	**Board leadership positions**	**Prior employment**	**Year of retirement**	**Public company CEO**	**Relevant industry**	**Strategic Analysis and Execution**
Jo Ann Golden	67	11	-109%	Chair of Audit Committee	Accounting	2012	No	No	No
Stephen Mandia	49	12	-131%	Former Chair of Corporate Governance and Nomination Committee	Olive Oil	NA	No	No	No
Jerome Lande	38	<1	-17%	Member of CEO Search Committee	Finance	NA	No	No	No

"A tenure of more than nine years is considered to potentially compromise a director's independence." – Institutional Shareholder Services, QuickScore 2.0

* Through August 19, 2014

Jo Ann Golden

- **Bears responsibility for ConMed's long-term track record**
  - Has served on Board for over 11 years, including as Chair of the Audit Committee

- **Her experience is both over-represented at ConMed and irrelevant**
  - Accounting expertise is not lacking at ConMed
    - Ms. Golden and Mr. Tryniski are both former accountants in upstate NY
    - E. Corasanti was an accountant as were many of those he recruited
    - Four of the eight current officers listed in ConMed's proxy statement were previously employed at Price Waterhouse
  - Community banking experience is irrelevant
    - Even if it were relevant, Mr. Tryniski is also a director of a regionally-based community bank

- **To our knowledge, has never purchased ConMed stock on the open market**
  - Long history of selling shares



Stephen Mandia



- **"Independent" technically, but not substantively**
  - Personal ties to the Corasanti family

- **Lacking relevant experience**
  - Prior experience as an olive oil importer

- **Bears responsibility for ConMed's long-term track record**
  - 12 years as a director
  - Former chair for the "Nominating and Governance" committee until last month
    - Directly responsible for ConMed's flawed corporate governance

- **To our knowledge, has never purchased ConMed stock on the open market**

vocecapital
research | management



Jerome Lande

- **Not truly an independent in this context, in our view**
  - Has a history of attempting to join boards of directors of public companies in partnership with Mr. Hartman
  - Sits on the CEO search committee
  - Failed to exercise contractual right to force annual meeting prior to June 30, 2014
- **Lacking relevant work experience**
- **Was ConMed shareholder for < 2 months when he was appointed to the Board**
  - Began purchasing stock December 30, 2013
  - Settled with ConMed Board < 2 weeks after Voce filed preliminary proxy statement

"Jerome Lande is an activist fund manager with no operating experience in healthcare and no public company board experience, despite several attempts to have himself elected. At his predecessor firm (the now defunct MMI Investments), Lande obtained Board seats for its nominees at three companies following proxy contests during or after 2008. At two of these three companies, the stock price fell dramatically (declines of 88% and 58%, respectively) during the tenure of MMI's director candidates on the board. In addition, at all three of these companies, stockholder returns during the tenure of MMI's director candidates underperformed the relevant market and sector indices for each company, underperforming on average by 70% and 47%, respectively"

– Current ConMed advisory firm, Joele Frank, during Alere proxy contest (August 2, 2013)

vocecapital
research | management

35



Conclusion



vocecapital
research | management

Conclusion: Making a difference



- **The Board has exaggerated the amount of *real* change**

- **The credibility and independence of the CEO Search Committee is absolutely critical**
  - We don't think ConMed will see the best candidates with Hartman in the cat-bird seat
  - Hartman's associate (Lande) on the search committee compounds the problem

- **Whoever is chosen as CEO will need the right Board in order to succeed**
  - Medtech operating experience, including running public medical device companies
  - Sales, marketing and execution
  - Operations, product development and innovation

- **Internal, organic growth is the only answer for a struggling company**
  - Hartman's announced M&A strategy is risky and wrong for ConMed
  - Further evidence that being Stryker CFO may not translate to success at ConMed

- **Our slate strengthens, without impairing or disrupting, the Board**
  - Three nominees bring missing skills but only constitute a minority of the Board
  - Chairman (Mr. Tryniski) and "interim" CEO (Mr. Hartman) remain in place

We urge ConMed shareholders to vote for our three highly qualified nominees on the WHITE proxy card

vocecapital
research | management



Sources



Sources

- Page 2: Form 8-K
- Page 5: Voce estimates
- Page 10: CNMD investor presentation, Form 10-K, Form 10-Q, S&P Capital IQ, Voce meetings with CNMD management
- Page 11: CNMD proxy statements, S&P Capital IQ
- Page 12: CNMD proxy statements
- Page 14: Earnings transcripts, Forms 8-K, Schedule 13D, S&P Capital IQ
- Page 15: Form 8-K, CNMD 2012 Annual Report
- Page 16: Earnings transcripts, Forms 8-K
- Page 18: CNMD proxy statements
- Page 19: Earnings transcripts, Forms 8-K, Alere proxy statement, Voce meetings with Mr. Hartman
- Page 20: Forms 8-K
- Page 21: Forms 10-K
- Page 22: Earnings transcripts, Form 10-K, S&P Capital IQ
- Page 23: Earnings transcripts, Forms 10-K, Forms 8-K, Voce estimates, Voce meetings with CNMD management
- Page 24: Earnings press releases
- Page 25: Earnings transcripts, Forms 10-K, Forms 8-K, Press reports, Voce estimates, Voce meetings with CNMD management, S&P Capital IQ
- Page 26: Forms 10-K
- Page 27: Press reports, earnings transcripts, Forms 8-K
- Page 28: S&P Capital IQ
- Page 29: Voce estimates, S&P Capital IQ
- Page 31: Form 8-K, CNMD proxy statement
- Page 32: CNMD proxy statements, S&P Capital IQ
- Page 33: CNMD proxy statements, Forms 4, Voce research
- Page 34: CNMD proxy statements, Forms 4, Voce research
- Page 35: CNMD proxy statements, Schedule 13D, Alere proxy statement, Voce research



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THIS PRESENTATION INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH VOCE CAPITAL MANAGEMENT LLC, ITS AFFILIATES AND NOMINEES (THE "PARTICIPANTS") BELIEVE THAT THE DATA IS RELIABLE, THE PARTICIPANTS HAVE NOT SOUGHT, NOR HAVE THEY RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS PRESENTATION. MANY OF THE STATEMENTS IN THIS PRESENTATION REFLECT THE SUBJECTIVE BELIEF OF THE PARTICIPANTS.

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